Exhibit 77C - Matters Submitted to a Vote of Security Holders

A Special Meeting of Shareholders of the Quaker Akros Absolute Return
Fund (the "Fund") was held on January 30, 2014 to vote on the proposal to approve the liquidation of the assets and dissolution of the Fund.
There were present, either in person or by proxy, the holders of
288,971 shares or 65.30% of the stock. The results of the vote are the following:

For            Against            Abstain

288,415            328             228

A Special Meeting of Shareholders of the Quaker Small-Cap Growth
Tactical Allocation Fund (the "Fund") was held on February 13, 2014 to vote on the proposal to approve the liquidation of the assets and dissolution of the Fund. There were present, either in person or by proxy, the holders of 136,463 shares or 52.65% of the stock. The results of the vote are the following:

For             Against             Abstain

116,918             0             19,545